UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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Signatures
Press Release
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Statements of Comprehensive Income and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

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On June 26, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2008.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2008 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2008 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: July 8, 2008

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EXFO Reports Record Sales and Bookings for Third Quarter of Fiscal 2008

▪	Sales increase 23.9% year-over-year to US$48.6 million with bookings at US$50.7 million
▪	Gross margin reaches 60.9%, highest level in seven years
▪	Navtel Communications and Brix Networks acquisitions announced and completed

QUEBEC CITY, CANADA, June 26, 2008 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today record sales and bookings as well as its highest gross margin in seven years for its third quarter ended May 31, 2008.

Sales increased 23.9% to a record-high of US$48.6 million in the third quarter of fiscal 2008 from US$39.2 million in the third quarter of 2007 and 12.2% from US$43.3 million in the second quarter of 2008. EXFO’s year-over-year revenue growth was more than 75% organic, since the acquisitions of Navtel Communications and Brix Networks, which closed approximately one month and two months respectively into the third quarter of 2008, contributed US$2.2 million in total revenue.

Net bookings improved 16.0% year-over-year to a record-high of US$50.7 million in the third quarter of fiscal 2008 for a book-to-bill ratio of 1.04, excluding the backlogs of Brix Networks and Navtel Communications at their acquisition dates. In comparison, net bookings in the third quarter of fiscal 2007 amounted to US$43.7 million and US$44.5 million in the second quarter of 2008.

Gross margin reached 60.9% of sales in the third quarter of fiscal 2008. In comparison, gross margin attained 57.1% in the third quarter of 2007 and 58.3% in the second quarter of 2008.

GAAP net earnings in the third quarter of fiscal 2008 totaled US$11.2 million, or US$0.16 per diluted share, compared to GAAP net earnings of US$2.6 million, or US$0.04 per diluted share, in the same period last year and US$4.0 million, or US$0.06 per diluted share, in the second quarter of 2008. GAAP net earnings in the third quarter of fiscal 2008 included US$5.3million for the recognition of previously unrecognized future income tax assets in the United States, an extraordinary gain of US$3.0 million related to the recognition of Navtel Communications’ future income tax assets in excess of the acquisition price, as well as US$0.8 million in after-tax amortization of intangible assets and US$0.3 million in stock-based compensation costs.

“Our strategic acquisitions of Navtel Communications and Brix Networks are accelerating the transformation of EXFO into the leading supplier of next-generation, IP-based test and monitoring solutions,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “They allow us to cover the full technology lifecycle, extending from advanced test equipment for network equipment manufacturers (NEMs) and carrier labs onto portable field-test gear and service assurance solutions for network service providers (NSPs). These acquisitions also enable us to support the higher-margin application and service layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. I’d like to take this opportunity to welcome staff members of Navtel Communications and Brix Networks to the EXFO family.”

“Looking at our financial results, I’m really pleased with our strong performance in the third quarter with record sales and bookings allowing us to grow substantially faster than our industry based again on market-share gains, while our gross margin reached its highest level in seven years,” Mr. Lamonde added. “We also barely started to reap the benefits from investments in our new R&D software center in India and manufacturing facility in China. These investments, combined with our excellent competitive position and superior quality of execution, should help accelerate our revenue growth, increase gross margin and, ultimately, drive up earnings.”

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Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q3 2008	Q2 2008	Q3 2007
	(unaudited)	(unaudited)	(unaudited)
Sales:
Telecom Division	$42,843	$37,435	$33,821
Life Sciences and Industrial Division	5,738	5,846	5,384
Total	$48,581	$43,281	$39,205

Earnings from operations:
Telecom Division	$3,819	$2,817	$2,143
Life Sciences and Industrial Division	639	818	697
Total	$4,458	$3,635	$2,840

Other selected information:
GAAP net earnings	$11,179	$4,024	$2,574
After-tax amortization of intangible assets	$791	$490	$653
Stock-based compensation costs	$334	$269	$178
Recognition of previously unrecognized future income tax assets	$(5,324)	$–	$–
Extraordinary gain	$(3,036)	$–	$–
Future income tax recovery	$–	$(2,715)	$–
Reduced rate on future income tax assets	$–	$1,524	$–

Operating Expenses
Selling and administrative expenses amounted to US$15.7 million, or 32.2% of sales, in the third quarter of fiscal 2008 compared to US$12.8 million, or 32.7% of sales, in the same period last year and US$13.7 million, or 31.6% of sales, in the second quarter of 2008.

Gross research and development expenses totaled US$8.8 million, or 18.2% of sales, in the third quarter of fiscal 2008 compared to US$6.6 million, or 16.9% of sales, in the third quarter of 2007 and US$7.6 million, or 17.5% of sales, in the second quarter of 2008.

Net R&D expenses totaled US$7.4 million, or 15.2% of sales, in the third quarter of fiscal 2008 compared to US$5.3 million, or 13.6% of sales, in the same period last year and US$6.2 million, or 14.3% of sales, in the second quarter of 2008.

Third-Quarter Business Highlights
Market expansion – EXFO delivered year-over-year sales growth of 23.9% in the third quarter of fiscal 2008 and 20.8% year-to-date mostly due to market-share gains in optical and protocol testing as well as revenue contribution from Brix Networks and Navtel Communications. EXFO’s protocol test business, which now includes Navtel Communications and Brix Networks, accounted for more than 20% of Telecom Division revenues for a second consecutive quarter. Telecom Division sales increased 26.7% year-over-year to US$42.8 million in the third quarter of 2008. The corporate performance metric for sales growth in fiscal 2008 has been established at 20% year-over-year.

Profitability – EXFO reported GAAP net earnings of US$11.2 million, or US$0.16 per diluted share, in the third quarter of fiscal 2008, including US$5.3 million for the recognition of previously unrecognized future income tax assets in the United States and US$3.0 million related to the recognition of Navtel Communications’ future income tax assets in excess of the acquisition price.

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Increased sales of higher-margin protocol test solutions (including Brix and Navtel products) and ramping sales volume were largely responsible for the significant increase of the gross margin to 60.9% in the third quarter of 2008. GAAP earnings from operations reached 9.2% in the third quarter of 2008 and 6.3% after nine months versus the company’s stated goal of 8% for the fiscal year.

Innovation – EXFO launched five new products in the third quarter and 20 after nine months into the fiscal year. Key product launches in the third quarter included an IP test module for the installation and troubleshooting of Ethernet-based triple-play services in access networks; 1X/2X/4X/10X Fibre Channel test functionalities on the FTB-8130NGE and IQS-8130NGE Packet Blazer multi-service test modules for field-test and manufacturing applications; and Fiber Guardian, a remotely controllable test head and related software to allow real-time monitoring of optical networks. Following the quarter-end, EXFO introduced two new test solutions, including an optional Internet Protocol/Multi-Protocol Label Switching (IP/MPLS) software functionality for its established base of IQS and FTB-8510B/8510G 1GbE and 10GbE Packet Blazer test modules. Sales from products that have been on the market two years or less accounted for 32.2 % of total sales in the third quarter of fiscal 2008 and 36.7% after nine months, while the company’s published goal is 30% for the fiscal year.

Business Outlook
The company forecasted sales between US$49.0 million and US$53.0 million and GAAP net earnings between US$0.00 and US$0.04 per diluted share for the fourth quarter of fiscal 2008. This outlook includes a full contribution from Brix Networks and Navtel Communications in the fourth quarter. GAAP net earnings include US$0.02 per diluted share in stock-based compensation costs and after-tax amortization of intangible assets.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2008. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6652. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until midnight on July 3, 2008. The replay number is 1-402-977-9141 and the reservation number is 21383027. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

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Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO is a leading provider of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle – from design to technology deployment and onto service assurance – and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

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EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousand of US dollars)

	As at May 31, 2008	As at August 31, 2007

	(unaudited)
Assets

Current assets
Cash	$8,582		$5,541
Short-term investments (note 2)	87,913		124,217
Accounts receivable
Trade, less allowance for doubtful accounts of $241 ($206 as at August 31, 2007)	30,100		26,699
Other (note 2)	5,454		2,479
Income taxes and tax credits recoverable (notes 3 and 9)	4,698		6,310
Inventories (note 4)	38,098		31,513
Prepaid expenses	2,282		1,391
Future income taxes	9,882		7,609

	187,009		205,759

Forward exchange contracts (note 2)	628		−

Tax credits recoverable (notes 3 and 9)	21,464		−

Property, plant and equipment	21,118		18,117

Intangible assets	22,264		9,628

Goodwill	47,285		28,437

Future income taxes	16,795		17,197

	$316,563		$279,138
Liabilities

Current liabilities
Bank loan	$1,470	$	−
Accounts payable and accrued liabilities (note 5)	23,589		22,721
Deferred revenue	6,831		2,598

	31,890		25,319

Deferred revenue	3,815		3,414

Future income taxes	−		240

	35,705		28,973

Contingency (note 6)

Shareholders’ Equity

Share capital (note 7)	147,732		150,019
Contributed surplus	4,985		4,453
Retained earnings	56,782		42,275
Accumulated other comprehensive income (note 2)	71,359		53,418

	280,858		250,165

	$316,563		$279,138

The accompanying notes are an integral part of these consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousand of US dollars, except share and per share data)

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

Sales	$48,581	$132,847	$39,205	$109,959

Cost of sales (1,2)	19,004	55,208	16,828	47,027

Gross margin	29,577	77,639	22,377	62,932

Operating expenses
Selling and administrative (1)	15,660	44,160	12,819	36,545
Net research and development (1) (note 8)	7,373	19,570	5,328	14,360
Amortization of property, plant and equipment	1,071	3,045	737	2,182
Amortization of intangible assets	1,015	2,469	653	2,165

Total operating expenses	25,119	69,244	19,537	55,252

Earnings from operations	4,458	8,395	2,840	7,680

Interest income	964	4,063	1,236	3,513
Foreign exchange gain (loss)	(59)	(907)	(628)	107

Earnings before income taxes and extraordinary gain	5,363	11,551	3,448	11,300

Income taxes (note 9)
Current	112	(7,080)	874	2,509
Future	2,432	11,881	–	–
Recognition of previously unrecognized future income tax assets	(5,324)	(5,324)	–	–

	(2,780)	(523)	874	2,509

Earnings before extraordinary gain	8,143	12,074	2,574	8,791

Extraordinary gain (note 3)	3,036	3,036	–	–

Net earnings for the period	$11,179	$15,110	$2,574	$8,791

Basic earnings before extraordinary gain per share	$0.12	$0.18	$0.04	$0.13
Diluted earnings before extraordinary gain per share	$0.12	$0.17	$0.04	$0.13

Basic and diluted net earnings per share	$0.16	$0.22	$0.04	$0.13

Basic weighted average number of shares outstanding (000’s)	68,907	68,964	68,917	68,844

Diluted weighted average number of shares outstanding (000’s) (note 10)	69,467	69,543	69,590	69,507

(1) Stock-based compensation costs included in:
Cost of sales	$37	$112	$32	$93
Selling and administrative	218	598	86	442
Net research and development	79	194	60	169

	$334	$904	$178	$704

(2)   The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Interim Unaudited Statements of Comprehensive Income
and Accumulated Other Comprehensive Income

(in thousand of US dollars)

Comprehensive income
	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

Net earnings for the period	$11,179	$15,110	$2,574	$8,791
Foreign currency translation adjustment	(3,511)	16,222	18,067	7,307
Changes in unrealized gains (losses) on short-term investments	(50)	40	–	–
Unrealized gains on forward exchange contracts	295	2,844	–	–
Reclassification of realized gains on forward exchange contracts in net earnings	(1,218)	(3,145)	–	–
Future income taxes effect of the above items	286	87	–	–

Comprehensive income	$6,981	$31,158	$20,641	$16,098

Accumulated other comprehensive income
	Nine months ended May 31, 2008	Nine months ended May 31, 2007

Foreign currency translation adjustment
Cumulative effect of prior periods	$53,418	$43,537
Current period	16,222	7,307

	69,640	50,844
Unrealized gains on forward exchange contracts
Adjustment related to the implementation of new accounting standards (note 2)	1,948	–
Current period, net of realized gains and future income taxes	(214)	–

	1,734	–
Unrealized gains (losses) on short-term investments
Adjustment related to the implementation of new accounting standards (note 2)	(55)	–
Current period, net of future income taxes	40	–

	(15)	–

Accumulated other comprehensive income	$71,359	$50,844

Total retained earnings and accumulated other comprehensive income amounted to $59,635 and $128,141 as of May 31, 2007, and May 31, 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousand of US dollars)

Retained earnings
	Nine months ended May 31, 2008	Nine months ended May 31, 2007

Balance – Beginning of the period	$42,275	$	−

Add (deduct)
Adjustment related to the implementation of new accounting standards (note 2)	55		−
Net earnings for the period	15,110		8,791
Premium on redemption of share capital (note 7)	(658)		−

Balance – End of the period	$56,782		$8,791

Contributed surplus
	Nine months ended May 31, 2008	Nine months ended May 31, 2007

Balance – Beginning of the period	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	919	687
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(387)	(221)

Balance – End of the period	$4,985	$4,242

The accompanying notes are an integral part of these consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousand of US dollars)

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

Cash flows from operating activities
Net earnings for the period	$11,179	$15,110	$2,574	$8,791
Add (deduct) items not affecting cash
Discount on short-term investments	533	1,521	(190)	588
Stock-based compensation costs	334	904	178	704
Amortization	2,086	5,514	1,390	4,347
Unrealized losses on short-term investments	–	–	70	70
Gain on disposal of capital assets	–	–	(100)	(100)
Deferred revenue	(937)	(435)	(75)	1,164
Government grants	–	–	−	(22)
Future income taxes	(2,892)	6,557	−	−
Extraordinary gain	(3,036)	(3,036)	−	−
	7,267	26,135	3,847	15,542

Change in non-cash operating items
Accounts receivable	(326)	(145)	(3,015)	(6,260)
Income taxes and tax credits	(1,789)	(11,437)	(466)	(1,397)
Inventories	(3,585)	(2,878)	(2,503)	(2,632)
Prepaid expenses	(110)	(506)	(224)	(89)
Accounts payable and accrued liabilities	(116)	(3,075)	(231)	2,541

	1,341	8,094	(2,592)	7,705
Cash flows from investing activities
Additions to short-term investments	(235,160)	(644,220)	(236,286)	(726,789)
Proceeds from disposal and maturity of short-term investments	277,791	686,371	235,446	718,362
Additions to capital assets (1)	(1,370)	(5,056)	(1,890)	(3,536)
Net proceeds from disposal of capital assets	–	–	1,563	2,791
Business combinations, net of cash acquired (note 3)	(40,938)	(40,938)	−	−

	323	(3,843)	(1,167)	(9,172)
Cash flows from financing activities
Change in bank loan	786	1,485	−	−
Repayment of long-term debt	–	–	(27)	(78)
Redemption of share capital (note 7)	(3,219)	(3,393)	−	−
Exercise of stock options	51	61	90	573

	(2,382)	(1,847)	63	495

Effect of foreign exchange rate changes on cash	89	637	596	127

Change in cash	(629)	3,041	(3,100)	(845)

Cash – Beginning of period	9,211	5,541	9,108	6,853

Cash – End of period	$8,582	$8,582	$6,008	$6,008

(1)    As at May 31, 2007 and 2008, unpaid purchases of capital assets amounted to $360,000 and $35,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Interim financial information

The financial information as at May 31, 2008, and for the three- and nine-month periods ended May 31, 2007 and 2008, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New accounting standards and pronouncements

Adopted in fiscal 2008

On September 1, 2007, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements, and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as financial asset held for trading and is carried at fair value in the balance sheet and any changes in its fair value are reflected in the statements of earnings.

Short-term investments

The company has elected to classify its short-term investments as available-for-sale securities, and therefore they are carried at fair value in the balance sheet and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the nine months ended May 31, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

The fair value of these assets as of May 31, 2008, amounted to $87,913,000.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For the company, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some liabilities.

Forward exchange contracts

Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet, and changes in their fair value are reported in other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1,948,000, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the nine months ended May 31, 2008. The short-term portion of the forward exchange contracts in the amount of $2,098,000 is presented in other receivables in the balance sheet.

Based on the portfolio of forward exchange contracts as of May 31, 2008, the company estimates that the portion of the unrecognized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months amounts to $2,098,000.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of the company’s consolidated financial statements in US dollars (the reporting currency), represents a component of accumulated other comprehensive income for all periods presented.

Transition

The company has elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, the company adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosure is provided below. The adoption of this section had no effects on the company’s consolidated financial statements for the three and the nine months ended May 31, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Page 15 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”, to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and is currently assessing the effects this new standard will have on its consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and it has not yet determined the effects its adoption will have on its consolidated financial statements.

3.	Business combinations

Navtel Communications Inc.

On March 26, 2008, the company acquired all issued and outstanding shares of Navtel Communications Inc. Based in Toronto, Canada, Navtel was a privately held company specializing in tests for next-generation Internet Protocol networks. On March 26, 2008, Navtel Communications Inc. was liquidated into the parent company.

This acquisition was settled for a total cash consideration valued at $11,477,000, or $11,332,000 net of $145,000 of cash acquired. The total consideration included acquisition related costs of $172,000. As at May, 31, 2008, a portion of the total consideration, in the amount of $11,000 was not yet paid and has been recorded as an account payable related to business combination (note 5).

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since March 26, 2008, being the date of acquisition.

Page 16 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition related costs, was allocated based on preliminary estimated fair value of acquired net assets at the date of acquisition as follows:

(unaudited)
Assets acquired, net of cash acquired
Accounts receivable	$776
Inventories	447
Other current assets	320
Tax credits	7,397
Core technology	2,919
Future income tax assets	8,351
Current liabilities assumed
Accounts payable and accrued liabilities	(431)
Deferred revenue	(523)
Future income tax liabilities	(2,825)
Net identifiable assets acquired	16,431
Purchase price, net of cash acquired	11,332
Excess of the fair value of net identifiable assets acquired over the purchase price	$(5,099)

The excess of the fair value of the net identifiable assets acquired over the purchase price of $5,099,000 has been eliminated in part by fully reducing the amount assigned to acquired core technology and related future income tax liabilities. The remaining excess in the amount of $3,036,000 has been presented as an extraordinary gain in the statements of earnings for the three- and nine-month period ended May 31, 2008. The basic and diluted extraordinary gain per share amounted to $0.04 for the three months and the nine months ended May 31, 2008.

The allocation of the purchase price is preliminary because the acquisition was closed during the quarter and because critical information was still missing to complete the final allocation. The company expects to complete the final allocation for this acquisition in the fourth quarter of fiscal 2008. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets and future income taxes.

Brix Networks Inc. (renamed EXFO Service Assurance Inc.)

On April 22, 2008, the company acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). Based in the Boston area (MA), Brix Networks Inc. was a privately held company offering VoIP and IPTV service testing across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

This acquisition was settled for a cash consideration valued at $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a contingent cash consideration of up to a maximum of $7,537,000, based upon the achievement of bookings volume exceeding $16,000,000 up to $40,000,000 in the 12 months following the acquisition. The purchase price allocation took into account severance expenses of $497,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $1,021,000. As at May 31, 2008, a portion of the cash consideration in the amount of $564,000 was not yet paid. From this amount, $497,000 is related to severance expenses and has been recorded in restructuring charges payable (note 5), while the remainder of $67,000, relating to acquisition-related costs, has been recorded as an account payable related to a business combination (note 5). Any amount payable for the contingent cash consideration will increase goodwill.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since April 22, 2008, being the date of acquisition.

Page 17 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition related costs, was allocated based on preliminary estimated fair value of acquired net assets at the date of acquisition as follows:

(unaudited)
Assets acquired, net of cash acquired
Accounts receivable	$1,106
Inventories	1,229
Other current assets	488
Property, plant and equipment	1,097
Core technology	13,765
Future income tax assets	1,641
Current liabilities assumed
Accounts payable and accrued liabilities	(2,565)
Deferred revenue	(4,120)
Net identifiable assets acquired	12,641
Goodwill	17,043
Purchase price, net of cash acquired	$29,684

Intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

The allocation of the purchase price is preliminary because the acquisition was closed during the quarter and because critical information was still missing to complete the final allocation. The company expects to complete the final allocation for this acquisition in the fourth quarter of fiscal 2008. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets, future income taxes and deferred revenue.

Future income tax assets at the acquisition date amounted to approximately $17,000,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of approximately $12,000,000 was recorded against these assets. In the event the company would reverse a portion of or all the valuation allowance, the amount of such reversal would reduce the goodwill recognized at the date of acquisition.

These two businesses, including acquired goodwill, report to the Telecom Division. Acquired goodwill is not deductible for tax purposes.

4.	Inventories

	As at May 31, 2008	As at August 31, 2007

	(unaudited)

Raw materials	$18,079	$16,898
Work in progress	2,208	1,387
Finished goods	17,811	13,228

	$38,098	$31,513

Page 18 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5.	Accounts payable and accrued liabilities

	As at May 31, 2008	As at August 31, 2007

	(unaudited)

Trade	$9,573	$11,749
Salaries and social benefits	8,670	7,929
Warranty	965	800
Commissions	782	824
Tax on capital	903	524
Restructuring charges payable	620	–
Business combinations (note 3)	78	–
Other	1,998	895

	$23,589	$22,721

Changes in the warranty provision are as follows:

	Nine months ended May 31, 2008	Nine months ended May 31, 2007

	(unaudited)

Balance – Beginning of the period	$800	$1,006
Provision	470	597
Addition from business combinations	175	–
Settlements	(480)	(748)

Balance – End of the period	$965	$855

6.	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

Page 19 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period.  Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2008.

Page 20 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7.	Share capital

On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased by the company under the bid are canceled.

The following tables summarize changes in share capital for the nine months ended May 31, 2007 and 2008:

	Nine months ended May 31, 2007
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921
Exercise of stock options	–	–	41,550	121	121
Redemption of restricted share units	–	–	88	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	47	47

Balance as at November 30, 2006	37,143,000	1	31,651,607	149,088	149,089
Exercise of stock options	–	–	109,723	362	362
Redemption of restricted share units	–	–	976	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	127	127

Balance as at February 28, 2007	37,143,000	1	31,762,306	149,577	149,578
Exercise of stock options	–	–	26,825	90	90
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	47	47

Balance as at May 31, 2007	37,143,000	$1	31,789,131	$149,714	$149,715

Page 21 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	1	32,332,361	149,885	149,886
Exercise of stock options	–	–	4,000	10	10
Redemption of restricted share units	–	–	38,031	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	209	209

Balance as at February 29, 2008	36,643,000	1	32,374,392	150,104	150,105
Exercise of stock options	–	–	14,500	51	51
Redemption of restricted share units	–	–	27,839	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	176	176
Redemption of share capital	–	–	(560,407)	(2,600)	(2,600)

Balance as at May 31, 2008	36,643,000	$1	31,856,324	$147,731	$147,732

8.	Net research and development expenses

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

	(unaudited)		(unaudited)

Gross research and development expenses	$8,843	$23,904	$6,637	$18,085
Research and development tax credits and grants	(1,470)	(4,334)	(1,309)	(3,725)

	$7,373	$19,570	$5,328	$14,360

Page 22 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9.	Income taxes

For the three and nine-month periods ended May 31, 2007 and 2008, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

	(unaudited)		(unaudited)
Income tax provision at combined Canadian federal and provincial statutory tax rate	$1,638	$3,618	$1,104	$3,616

Increase (decrease) due to:
Income taxed at different rates	97	174	(13)	20
Non-taxable income	(30)	(401)	(48)	(143)
Non-deductible expenses	233	823	142	588
Change in tax rates (1)	–	1,522	–	290
Change in tax strategy (2)	–	(2,715)	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	33	227	(13)	73
Other	(113)	278	(167)	(127)
Recognition of previously unrecognized future income tax assets (3)	(5,324)	(5,324)	–	–
Utilization of previously unrecognized future income tax assets	–	(1,881)	(511)	(2,510)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	686	3,156	379	702

	$(2,780)	$(523)	$874	$2,509

The income tax provision consists of the following:

Current	$112	$(7,080)	$874	$2,509

Future	1,746	10,606	132	1,808
Valuation allowance	(4,638)	(4,049)	(132)	(1,808)

	(2,892)	6,557	–	–

	$(2,780)	$(523)	$874	$2,509

(1)
During the second quarter of fiscal 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government, were enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense for the same amount during the nine-month period ended May 31, 2008.

(2)
During the second quarter of fiscal 2008, based on new Canadian federal enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and in an income tax recovery for the same amount in the statements of earnings for the nine-month period ended May 31, 2008.

Page 23 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(3)
During the third quarter of fiscal 2008, considering the expected positive impacts the acquisitions of Navtel Communications Inc. and Brix Networks Inc. will have on future years’ taxable income at the United States (federal level) and because actual taxable income in the United States is greater than expected, management concluded that is was more likely than not that all future income tax assets of its consolidated US group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portions of the valuation allowance that was reversed, and that was attributable to the impacts of the acquisitions of Navtel Communications Inc. and Brix Networks Inc., in the amount of $652,000 and $1,641,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remaining of the reversal, in the amount of $5,324,000, has been recorded in the income taxes in the statements of earnings for the three and nine months ended May 31, 2008.

For the three and nine months ended May 31, 2007, the company recorded a full valuation allowance against its future income tax assets. During these periods, the company recorded an income tax expense of $874,000 and $2,509,000, respectively. Most of this expense represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

10.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	68,907	68,964	68,917	68,844
Plus dilutive effect of:
Stock options (000’s)	299	313	435	446
Restricted share units (000’s)	175	188	184	168
Deferred share units (000’s)	86	78	54	49

Diluted weighted average number of shares outstanding (000’s)	69,467	69,543	69,590	69,507

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,168	1,332	1,132	1,255

11.	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

Page 24 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables set out information by segment:

	Three months ended May 31, 2008			Nine months ended May 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$42,843	$5,738	$48,581	$115,643	$17,204	$132,847
Earnings from operations	$3,819	$639	$4,458	$6,657	$1,738	$8,395
Unallocated items:
Interest income			964			4,063
Foreign exchange loss			(59)			(907)
Earnings before income taxes and extraordinary gain			5,363			11,551
Income taxes recovery			(2,780)			(523)

Earnings before extraordinary gain			8,143			12,074

Extraordinary gain			3,036			3,036

Net earnings for the period			$11,179			$15,110

	Three months ended May 31, 2007			Nine months ended May 31, 2007

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$33,821	$5,384	$39,205	$92,640	$17,319	$109,959
Earnings from operations	$2,143	$697	$2,840	$5,024	$2,656	$7,680
Unallocated items:
Interest income			1,236			3,513
Foreign exchange gain (loss)			(628)			107
Earnings before income taxes			3,448			11,300
Income taxes			874			2,509

Net earnings for the period			$2,574			$8,791

Page 25 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at May 31, 2008	As at August 31, 2007

	(unaudited)
Total assets
Telecom Division	$155,462	$109,065
Life Sciences and Industrial Division	9,040	9,199
Unallocated assets	152,061	160,874

	$316,563	$279,138

Unallocated assets are comprised of cash, short-term investments, other receivables on forward exchange contracts, income taxes and tax credits recoverable as well as future income tax assets.

12.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) in the United States have not been provided in these interim consolidated financial statements.

Page 26 de 55

EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of net earnings and comprehensive income to conform to U.S. GAAP

	Three months ended May 31, 2008	Nine months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2007

	(unaudited)		(unaudited)

Net earnings for the period in accordance with Canadian GAAP	$11,179	$15,110	$2,574	$8,791
Unrealized losses on available-for-sale securities	–	–	70	70

Net earnings for the period in accordance with U.S. GAAP	$11,179	$15,110	$2,644	$8,861

Out of which:
Earnings before extraordinary gain	$8,143	$12,074	$2,644	$8,861
Extraordinary gain	$3,036	$3,036	$–	$–

Net earnings for the period in accordance with U.S. GAAP	$11,179	$15,110	$2,644	$8,861
Foreign currency translation adjustment	(3,313)	15,409	16,942	6,638
Changes in unrealized gains (losses) on available-for-sale securities	(50)	40	(70)	(70)
Unrealized gains (losses) on forward exchange contracts	295	2,844	4,262	(1,531)
Reclassification of realized gains on forward exchange contracts in net earnings	(1,218)	(3,145)	40	(804)
Future income taxes effect of the above items	286	87	–	–

Comprehensive income under U.S. GAAP	$7,719	$30,345	$23,818	$13,094

Basic earnings before extraordinary gain per share in accordance with U.S. GAAP	$0.12	$0.18	$0.04	$0.13
Diluted earnings before extraordinary gain per share in accordance with U.S. GAAP	$0.12	$0.17	$0.04	$0.13
Basic and diluted net earnings per share in accordance with U.S. GAAP	$0.16	$0.22	$0.04	$0.13
Basic weighted average number of shares outstanding (000’s)	68,907	68,964	68,917	68,844
Diluted weighted average number of shares outstanding (000’s)	69,467	69,543	69,590	69,507

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at May 31, 2008	As at August 31, 2007

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$280,858	$250,165
Forward exchange contracts (note 2)	–	2,864
Goodwill	(13,510)	(12,697)
Future income tax assets (note 2)	–	(916)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$267,275	$239,343

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2007:

	Share capital	Contributed surplus	Deficit	Other capital	Accumulated other comprehensive income	Shareholders’ equity

	(unaudited)

Balance as at August 31, 2007	$599,519	$1,537	$(416,687)	$4,684	$50,290	$239,343

Net loss for the period	–	–	(93)	–	–	(93)
Stock-based compensation costs	–	–	–	316	–	316
Foreign currency translation adjustment	–	–	–	–	13,182	13,182
Unrealized losses on available-for-sale securities	–	–	–	–	39	39
Unrealized gains on forward exchange contracts, net of realized gains and future income taxes	–	–	–	–	809	809
Reclassification of stock-based compensation costs upon exercise of stock awards	2	–	–	(2)	–	–
Redemption of share capital	(135)	–	(39)	–	–	(174)

Balance as at November 30, 2007	599,386	1,537	(416,819)	4,998	64,320	253,422

Net earnings for the period	–	–	4,024	–	–	4,024
Stock-based compensation costs	–	–	–	269	–	269
Foreign currency translation adjustment	–	–	–	–	5,540	5,540
Unrealized losses on available-for-sale securities	–	–	–	–	51	51
Unrealized gains on forward exchange contracts, net of realized gains and future income taxes	–	–	–	–	(386)	(386)
Exercise of stock options	10	–	–	–	–	10
Reclassification of stock-based compensation costs upon exercise of stock awards	209	–	–	(209)	–	–

Balance as at February 29, 2008	599,605	1,537	(412,795)	5,058	69,525	262,930

Net earnings for the period	–	–	11,179	–	–	11,179
Stock-based compensation costs	–	–	–	334	–	334
Foreign currency translation adjustment	–	–	–	–	(3,313)	(3,313)
Unrealized losses on available-for-sale securities	–	–	–	–	(50)	(50)
Unrealized gains on forward exchange contracts, net of realized gains and future income taxes	–	–	–	–	(637)	(637)
Exercise of stock options	51	–	–	–	–	51
Reclassification of stock-based compensation costs upon exercise of stock awards	176	–	–	(176)	–	–
Redemption of share capital	(10,788)	7,530	39	–	–	(3,219)

Balance as at May 31, 2008	$589,044	$9,067	$(401,577)	$5,216	$65,525	$267,275

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income under U.S. GAAP is comprised of the following:

	Nine months ended May 31, 2008	Nine months ended May 31, 2007

	(unaudited)	(unaudited)

Foreign currency translation adjustment
Current period	$15,409	$6,638
Cumulative effect of prior periods	48,397	39,179

	63,806	45,817
Unrealized gains (losses) on forward exchange contracts
Current period, net of realized gains (losses) and future income taxes	(214)	(2,335)
Cumulative effect of prior periods, net of future income taxes	1,948	5,451

	1,734	3,116
Unrealized gains (losses) on available-for-sale securities
Current period, net of future incomes taxes	40	−
Cumulative effect of prior periods, net of future income taxes	(55)	(70)

	(15)	(70)

	$65,525	$48,863

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $849,000, $2,396,000, $985,000 and $2,773,000 for the three- and nine-month periods ended May 31, 2007, and 2008, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three- and nine-month periods ended May 31, 2007, and 2008, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2008

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted this interpretation on September 1, 2007, and its adoption had no impact on the company’s consolidated financial statements. Upon the adoption of FIN 48, the company elected to classify interest and penalties in interest expense.

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2008

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet determined if it will elect to use the fair value option.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement no. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company is currently evaluating the impact the adoption of SFAS 161 will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Live of Intangible Assets”.  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company is currently evaluating the impact of adoption SFAS 162 will have on its consolidated financial statements.

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EXFO Electro-Optical Engineering Inc.
Note to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles” and will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The company is currently evaluating the impact the adoption of SFAS 162 will have on its consolidated financial statements.

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Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slow-down or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 26, 2008.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, except in the United States where an economic slowdown could potentially reduce investments and affect other parts of the world. These fundamentals are based upon exponential growth in bandwidth demand, intense competition between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments to capitalize on significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

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Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. This trend is likely to remain steady, if not accelerate, with the upcoming deployments of IPTV (Internet protocol television), HD-IPTV (high-definition Internet protocol television) and increased online video streaming, since these applications, amongst others, will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers, who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is  now clear that fiber-to-the-home (FTTH) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long-term to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of other IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying FTTH has been falling considerably over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly easy. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world. It is also worth noting that Western Europe has become very committed to deploying FTTH networks, given their high population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH that are now in their early deployments and the upcoming 100 Gbit/s Ethernet, because these solutions are expected to be significantly more economical, especially if trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at public switched telephone network (PSTN), for point-to-point voice transmission only. As a result, telcos are increasingly turning to next-generation IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services and even quadruple-play services as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, telcos are relying on service-assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded  by users are optimal in the post-deployment phase.

These market dynamics positively affected telecom test and measurement suppliers in the third quarter of fiscal 2008; however, deteriorating macro-economic conditions in the United States could instigate a slowdown in capital spending among customers, which would necessarily reduce demand for our test solutions.

COMPANY OVERVIEW

We reported sales of $48.6 million in the third quarter of fiscal 2008, which represented an increase of 23.9% over the third quarter of 2007. Year-over-year sales growth was largely organic since the acquisitions of Navtel Communications Inc. and Brix Networks Inc., renamed EXFO Service Assurance Inc., which closed approximately one month and two months into the quarter, respectively, contributed $2.2 million in sales. Net accepted orders amounted to $50.7 million in the third quarter of fiscal 2008 for a book-to-bill ratio of 1.04, excluding the backlogs of Navtel Communications and Brix Networks at their acquisition dates. Nine months into fiscal 2008, sales increased 20.8% year-over-year to $132.8 million, while our corporate performance metric for sales growth is 20% for fiscal 2008.

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Looking at our bottom line, we generated GAAP net earnings of $11.2 million, or $0.16 per diluted share, in the third quarter of fiscal 2008, compared to net earnings of $2.6 million, or $0.04 per diluted share, in the same period last year. GAAP net earnings in the third quarter of fiscal 2008 included $5.3 million for the recognition of previously unrecognized future income tax assets in the United States, an extraordinary gain of $3.0 million related to the negative goodwill on the Navtel acquisition, as well as $0.8 million in after-tax amortization of intangible assets and $0.3 million in stock-based compensation costs. In terms of earnings from operations, it reached 9.2% of sales in the third quarter and 6.3% year-to-date in fiscal 2008, while our stated goal is 8% for the whole fiscal year.

We launched five new products in the third quarter of fiscal 2008, for a total of 20 so far for the fiscal year. Key product launches in the third quarter included an IP test module for the installation and troubleshooting of Ethernet-based triple-play services in access networks; 1X/2X/4X/10X Fibre Channel test functionalities on the IQS-8130-NGE and IQS-8130-NGE Packet Blazer multiservice test modules for field-test and manufacturing applications; and Fiber Guardian, a remotely controllable test head and related software to allow real-time monitoring of optical networks. Following the quarter-end, we introduced a triple-play test set for the deployment and troubleshooting of ADSL2+/VDSL2 networks and a new software release that enables the field-test and manufacturing Packet Blazer test modules to support Provider Backbone Bridge-Traffic Engineering (PBB-TE) and Internet Protocol/Multiprotocol Label Switching (IP/MPLS) functionalities. Sales from products that have been on the market two years or less accounted for 32.2 % of total sales in the third quarter and 36.7% so far for fiscal 2008, while our published goal is 30% for the fiscal year.

On March 26, 2008, we acquired all the shares issued and outstanding of Navtel Communications Inc., for a cash consideration of $11.3 million including acquisition-related costs, net of $145,000 of cash acquired. Navtel Communications Inc., a privately held company in Toronto, Canada, is a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for network equipment manufacturers (NEMs) and network service provider (NSP) labs. Navtel specializes in testing next-generation Internet Protocol networks that are increasingly combining wireline and wireless technologies. This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in our consolidated financial statements since March 26, 2008, being the date of acquisition. Upon the preliminary purchase price allocation, we recognized $12.9 million of tax credits and future income tax assets, which lead to the recognition of an extraordinary gain of $3.0 million in the statement of earnings for the third quarter of fiscal 2008. The purchase price allocation, which takes into account acquisition-related costs of $172,000, is preliminary because the acquisition was closed during the quarter and we are still waiting for critical information to complete the final allocation. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets and future income taxes. We expect to complete the final allocation in the fourth quarter of fiscal 2008.

On April 2, 2008, we announced that we had reached an agreement to acquire all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). We closed this acquisition on April 22, 2008. Based in the Boston area (MA), Brix Network Inc. was a privately held company offering VoIP and IPTV service testing across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). This acquisition was settled for a cash consideration of $29.7 million including acquisition related costs, net of $12,000 of cash acquired, plus a contingent cash consideration of up to a maximum of $7.5 million, based upon the achievement of bookings volume exceeding $16 million up to $40 million in the 12 months following the acquisition. The preliminary estimated fair value of acquired intangible assets amounts to $13.8 million. These intangible assets, namely core technology, are amortized on a straight-line basis over their estimated useful life of five years. This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in our consolidated financial statements since April 22, 2008, being the closing date of the deal and date of acquisition. The purchase price allocation, which takes into account severance expenses of $497,000 as well as acquisition-related costs of $1.0 million, is preliminary because the acquisition was closed during the quarter and we are still waiting for critical information to complete the final allocation. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets, deferred revenue and future income taxes. We expect to complete the final allocation in the fourth quarter of fiscal 2008.

These two acquisitions report to the Telecom Division.

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During the first nine months of fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar, which had a two-fold impact on our financial results. Firstly, the average value of the Canadian dollar increased 14.2% in the first nine months of fiscal 2008, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected. Secondly, we incurred an exchange loss of $907,000 in the first nine months of fiscal 2008, which represents the effect of the increase in the value of the Canadian dollar versus the US dollar on our balance sheet items denominated in foreign currencies. In comparison, we reported a foreign exchange gain of $107,000 for the same period of fiscal 2007. However, over the last few months, we witnessed some stability in the value of the Canadian dollar compared to the US dollar (close to par). We incurred an exchange loss of $59,000 in the third quarter of fiscal 2008.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments, or future cash flows from operating activities to fund the repurchase of shares. The normal course issuer bid started on November 8, 2007, and will end on November 7, 2008, or an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time, without prior notice. All shares repurchased under the bid will be canceled. So far in fiscal 2008, we redeemed 589,607 subordinated voting shares for a total consideration of $3.4 million.

Finally, during the third quarter of fiscal 2008, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2008, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2008 and those to be adopted after 2008.

Adopted in fiscal 2008

On September 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income’’, Section 3251, “Equity’’, Section 3855, “Financial Instruments – Recognition and Measurement’’, and Section 3865, “Hedges’’. Sections 3251 and 3865 have been adopted prospectively while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as a financial asset held for trading and is carried at fair value in the balance sheet and any changes in its fair value are reflected in the statements of earnings.

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Short-term investments

We elected to classify our short-term investments as available-for-sale securities, and therefore they are carried at fair value in the balance sheet with any changes in their fair value being reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the nine months ended May 31, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to cost due to their short-term maturity.

Bank loan and accounts payable and accrued liabilities

Bank loan and accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at cost, net of amortization, using the effective interest rate method. For us, that value corresponds to cost either as a result of their short-term maturity or the floating-rate nature of some liabilities.

Forward exchange contracts

Our forward exchange contracts, which qualify for hedge accounting, are used to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet with changes in their fair value being reported in other comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1.9 million, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the nine months ended May 31, 2008. The short-term portion of the forward exchange contracts is presented in other receivables in the balance sheet.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of our consolidated financial statements in US dollars (our reporting currency), represents a component of accumulated other comprehensive income for all periods presented.

Transition

We elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

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Section 1506, “Accounting Changes”

On September 1, 2007, we adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this section had no further effects on our consolidated financial statements for the three and the nine months ended May 31, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”, to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and are currently assessing the effects this new standard will have on our consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets’’, which supersedes Section 3062, “Goodwill and other intangible assets’’ and Section 3450, “Research and development costs’’. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and we have not yet determined the effects its adoption will have on our consolidated financial statements.

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RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2007 and 2008, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP); significant differences in measurement and disclosure from the United States generally accepted accounting principles (U.S. GAAP) are set out in note 12 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2008	Nine months ended May 31, 2007
	(unaudited)		(unaudited)
Sales	$48,581	$39,205	$132,847	$109,959
Cost of sales (1)	19,004	16,828	55,208	47,027
Gross margin	29,577	22,377	77,639	62,932
Operating expenses
Selling and administrative	15,660	12,819	44,160	36,545
Net research and development	7,373	5,328	19,570	14,360
Amortization of property, plant and equipment	1,071	737	3,045	2,182
Amortization of intangible assets	1,015	653	2,469	2,165
Total operating expenses	25,119	19,537	69,244	55,252
Earnings from operations	4,458	2,840	8,395	7,680
Interest income	964	1,236	4,063	3,513
Foreign exchange gain (loss)	(59)	(628)	(907)	107
Earnings before income taxes and extraordinary gain	5,363	3,448	11,551	11,300
Income taxes
Current	112	874	(7,080)	2,509
Future	2,432	–	11,881	–
Recognition of previously unrecognized future income tax assets	(5,324)	–	(5,324)	–
	(2,780)	874	(523)	2,509
Earnings before extraordinary gain	8,143	2,574	12,074	8,791
Extraordinary gain	3,036	–	3,036	–
Net earnings for the period	$11,179	$2,574	$15,110	$8,791

Basic earnings before extraordinary gain	$0.12	$0.04	$0.18	$0.13
Diluted earnings before extraordinary gain	$0.12	$0.04	$0.17	$0.13
Basic and diluted net earnings per share	$0.16	$0.04	$0.22	$0.13

Segmented information:
Sales:
Telecom Division	$42,843	$33,821	$115,643	$92,640
Life Sciences and Industrial Division	5,738	5,384	17,204	17,319
	$48,581	$39,205	$132,847	$109,959

Earnings from operations:
Telecom Division	$3,819	$2,143	$6,657	$5,024
Life Sciences and Industrial Division	639	697	1,738	2,656
	$4,458	$2,840	$8,395	$7,680
Research and development data:
Gross research and development	$8,843	$6,637	$23,904	$18,085
Net research and development	$7,373	$5,328	$19,570	$14,360

(1)	The cost of sales is exclusive of amortization, shown separately.

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	Three months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2008	Nine months ended May 31, 2007
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	39.1	42.9	41.6	42.8
Gross margin	60.9	57.1	58.4	57.2
Operating expenses
Selling and administrative	32.2	32.7	33.2	33.2
Net research and development	15.2	13.6	14.7	13.0
Amortization of property, plant and equipment	2.2	1.9	2.3	2.0
Amortization of intangible assets	2.1	1.7	1.9	2.0
Total operating expenses	51.7	49.9	52.1	50.2
Earnings from operations	9.2	7.2	6.3	7.0
Interest income	1.9	3.2	3.1	3.2
Foreign exchange gain (loss)	(0.1)	(1.6)	(0.7)	0.1
Earnings before income taxes and extraordinary gain	11.0	8.8	8.7	10.3
Income taxes
Current	0.2	2.2	(5.3)	2.3
Future	5.0	–	8.9	–
Recognition of previously unrecognized future income tax assets	(11.0)	–	(4.0)	–
	(5.8)	2.2	(0.4)	2.3
Earnings before extraordinary gain	16.8	6.6	9.1	8.0
Extraordinary gain	6.2	–	2.3	–
Net earnings for the period	23.0%	6.6%	11.4%	8.0%

Segmented information:
Sales:
Telecom Division	88.2%	86.3%	87.0%	84.2%
Life Sciences and Industrial Division	11.8	13.7	13.0	15.8
	100.0%	100.0%	100.0%	100.0%

Earnings from operations:
Telecom Division	7.9%	5.5%	5.0%	4.6%
Life Sciences and Industrial Division	1.3	1.7	1.3	2.4
	9.2%	7.2%	6.3%	7.0%

Research and development data:
Gross research and development	18.2%	16.9%	18.0%	16.5%
Net research and development	15.2%	13.6%	14.7%	13.0%

(1)	The cost of sales is exclusive of amortization, shown separately.

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SALES

For the three months ended May 31, 2008, our global sales increased 23.9% to $48.6 million from $39.2 million for the same period last year, with an 88%-12% split in favor of our Telecom Division.

For the nine months ended May 31, 2008, our global sales increased 20.8% to $132.8 million from $110.0 million for the same period last year, with an 87%-13% split in favor of our Telecom Division. Our corporate performance metric for sales growth is 20% for fiscal 2008.

Telecom Division

For the three months ended May 31, 2008, sales of our Telecom Division increased 26.7% to $42.8 million from $33.8 million for the same period last year.

For the nine months ended May 31, 2008, sales of our Telecom Division increased 24.8% to $115.6 million from $92.6 million for the same period last year.

During the third quarter and the first nine months of fiscal 2008, we posted sales growth due to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions as well as due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In addition, newly acquired Brix Networks and Navtel Communications contributed for $2.2 million to our sales since their acquisition in the third quarter, which had a positive impact on our telecom sales during the third quarter and the first nine months of fiscal 2008. In fact, during the third quarter and the first nine months of fiscal 2008, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of our newly acquired businesses. So far in fiscal 2008, and with the contribution of Brix Networks and Navtel Communications, these test solutions represented our fastest-growing product line with year-over-year sales increase of 137% and 46% for the third quarter and the first nine months of fiscal 2008, respectively, and they represented more than 20% and more than 15% of our telecom sales for these two periods, respectively. With these two acquisitions as well as the recent launches of significant strategic protocol test solutions; namely, the compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer), the 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer) as well as the advanced IQS-600 Integrated Qualification System, a highly scalable modular test platform for R&D and manufacturing applications, we have a much more comprehensive offering in this market segment, which provides us with a significant competitive advantage; this should help us further increase our market share and sales in the upcoming quarters.

However, during the third quarter and the nine months of fiscal 2008, we posted a slight year-over-year sales decrease for our copper-access test solutions as large-scale IPTV deployments have been delayed until calendar 2008, which affected our sales in the first three quarters of fiscal 2008 to some extent. During fiscal 2008, we launched new added-value products that integrate Consultronics (copper-access) core knowledge and intellectual property; namely, the new AXS-200 SharpTESTER. These new, innovative products have yet to contribute to our sales for this market segment. Following the quarter-end, however, we launched a new test module housed inside the AXS-200 SharpTESTER platform, which differentiates our access network offering from those of other vendors. The AXS-200/630 Triple-Play Test Set, which leverages the benefits of Broadcom’s customer premises equipment (CPE) multimode VDSL2 chipset, enables the installation and troubleshooting of ADSL2+ and VDSL2 access networks with the highest level of interoperability.

It should be noted however that during the third quarter of fiscal 2007, we benefited from aggressive FTTH roll-outs from our top customer and sales to this customer represented 19.1% ($6.5 million) of our telecom sales in the third quarter of fiscal 2007, compared to 10.2% (4.4 millions $) during the same period this year. Excluding sales to this customer, our telecom sales would have increased 40.6% in the third quarter of fiscal 2008, compared to the same period last year; this shows that we have diversified our customer base year-over-year.

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Life Sciences and Industrial Division

For the three months ended May 31, 2008, sales of our Life Sciences and Industrial Division increased 6.6% year-over-year at $5.7 million, compared to $5.4 million for the same period last year.

For the nine months ended May 31, 2008, sales of our Life Sciences and Industrial Division were flat year-over-year to $17.2 million compared to $17.3 million for the same period last year.

The increase in sales during the third quarter of fiscal 2008 compared to the same period last year is due to increased sales activities from both curing and fluorescence illumination market. A significant portion of sales of that Division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers and our sales may fluctuate quarter-over-quarter.

Net Bookings

Overall, for the two divisions, net accepted orders increased 16.0% year-over-year to a record-high $50.7 million in the third quarter of fiscal 2008 from $43.7 million for the same period last year. Our book-to-bill ratio reached 1.04 (excluding the backlog of Brix Networks and Navtel Communications) in the third quarter of fiscal 2008, compared to 1.12 for the same period last year. In the previous quarter, the net book-to-bill ratio was 1.03. Our 16.0% increase in net accepted orders in the third quarter of fiscal 2008, compared to the same period last year, is mainly due to the increased demand for our next-generation IP and optical test solutions.

Geographic distribution

For the three months ended May 31, 2008, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 28% and 12% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 60%, 26% and 14% of global sales, respectively. For the nine months ended May 31, 2008, sales to the Americas, EMEA and APAC accounted for 56%, 29% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 58%, 29% and 13% of global sales, respectively.

During the third quarter of fiscal 2008, we reported that sales increased (in dollars) in every geographic area, compared to the same period last year with increases of 23.7% in the Americas, 30.4% in EMEA and 12.4% in APAC. During the first nine months of fiscal 2008, we reported that sales increased (in dollars) in every geographic area compared to the same period last year with increases of 15.9% in the Americas, 21.0% in EMEA and 34.5% in APAC.

In the Americas, the increase in sales in dollars during the three months ended May 31, 2008, compared to the same period last year comes from Canada and United States where we posted year-over-year growth in sales of 66.6% and 21.4%, respectively. However, in Latin America sales decreased 16.4% in dollars year-over-year. In the United States, despite the decrease in sales to our top customer (who is located in the US) year-over-year, we were able to significantly increase our sales in this region. Brix Networks and Navtel Communications contributed to some extent to the increase in sales in the United States and in Canada year-over-year as a significant portion of their sales is made in these two countries. As mentioned above, during fiscal 2007, we benefited from aggressive FTTH roll-outs from our top customer, and sales to this customer represented 16.5% ($6.5 million) of our global sales in the third quarter of fiscal 2007, compared to 9.0% ($4.4 million) during the same period this year. We do not believe that we have lost market share with this particular customer in fiscal 2008 as the sales level with this customer may fluctuate quarter-over-quarter, based on amount of budget available, allocation of such budget and timing and scope of projects. Excluding sales to this customer, sales to United States would have increased 48.4% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. Finally, sales to Latin America fluctuate depending on the timing and scope of projects of our customers. During the first nine months of fiscal 2008, sales to the Americas increased in every region. During that period, our top customer, who is located in the United States, accounted for 8.6% ($11.4 million) of our global sales while during the same period last year, our top customer, who is also located in the United States, represented 17.2% ($18.9 million) of our global sales.

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The increase in sales in the EMEA market, in dollars, in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year, is a direct result of our continued efforts to aggressively develop this market in the last several years and investments to increase our sales presence as well as the development of stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are seeing the return on investment of some specific optical, protocol as well as life science and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily increasing market presence, are responsible for the increase in sales in this growth region in the third quarter and the first nine months of fiscal 2008, compared to the corresponding periods last year. However, the recent natural disaster in China delayed a few important tenders and also resulted in an order volume slowdown, which had an impact on the last few weeks of the third quarter of fiscal 2008.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended May 31, 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.9% of our global sales. For the corresponding period last year, our top customer accounted for 16.5% ($6.5 million) of our global sales, and our top three customers accounted for 23.0% of our global sales. For the nine months ended May 31, 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.5% of our global sales. For the corresponding period last year, our top customer accounted for 17.2% ($18.9 million) of our global sales, and our top three customers accounted for 22.3% of our global sales.

GROSS MARGIN

Gross margin increased to 60.9% of sales for the three months ended May 31, 2008, from 57.1% for the same period last year.

Gross margin amounted to 58.4% of sales for the nine months ended May 31, 2008, compared to 57.2% for the same period last year.

Gross margin reached the 60% mark for the first time since the third quarter of 2001. The increase in our gross margin in the third quarter of fiscal 2008, compared to the corresponding period last year, can be explained by the following factors. First, during the third quarter of fiscal 2008, our gross margin was positively affected by the increased sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, ramping sales volume at our manufacturing facility in China resulted in margin improvements. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar compared to the US dollar in the last quarters, as most of these costs are incurred in US dollars. Furthermore, the shift in sales between the APAC in favor of EMEA had a positive impact on our gross margin year-over-year as gross margin tends to be higher in EMEA than in APAC. However, we are facing continued aggressive pricing pressure worldwide. In addition, during the third quarter of fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars.

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The increase in our gross margin in the first nine months of fiscal 2008, compared to the corresponding period last year, can be explained by the following factors. First, during the first nine months of fiscal 2008, our gross margin was also positively affected by the increased sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar compared to the US dollar in the last quarters, as most of these costs are incurred in US dollars. However, the shift in the geographic distribution of sales in favor of APAC versus the Americas had a negative impact on our gross margin in the first nine months of fiscal 2008 compared to the same period last year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the start-up of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in fiscal 2008, compared to the same period last year.

Considering the expected sales growth in the fourth quarter of fiscal 2008, compared to the same period last year, the expected increase in sales of protocol products and the contribution of Brix Networks and Navtel Communications (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China, our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China, and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2008 and beyond.

SELLING AND ADMINISTRATIVE

For the three months ended May 31, 2008, selling and administrative expenses were $15.7 million, or 32.2% of sales, compared to $12.8 million, or 32.7% of sales for the same period last year.

For the nine months ended May 31, 2008, selling and administrative expenses were $44.2 million, or 33.2% of sales, compared to $36.5 million, or 33.2% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2008, the substantial increase in the average value of the Canadian dollar compared to the US dollar, had a significant negative impact on our selling and administrative expenses as more than half of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year with our increased sales level. In addition, during the third quarter and the first nine months of fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to the corresponding periods last year. Furthermore, our overall commission expenses increased in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year, due to the increase in sales year-over-year. Also, Brix Networks and Navtel Communications contributed about one month and two months, respectively, in the third quarter and the first nine months of fiscal 2008, which caused our selling and administrative expenses to increase compared to the same periods last year. Finally, during the first quarter of fiscal 2008, we discontinued certain product lines, which led to the lay-off of some of our sales and marketing personnel, resulting in severance expenses during the first nine months of fiscal 2008.

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For fiscal 2008, considering the actual value of the Canadian dollar compared to the US dollar and the significant impacts of the acquisitions of Brix Networks and Navtel Communications on our selling and administrative expenses, we expect our selling and administrative expenses to increase in dollars and slightly exceed the top of our expected range of 30% and 32% of sales expected before the completion of our latest acquisitions. In particular, in fiscal 2008, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

For the three months ended May 31, 2008, gross research and development expenses totaled $8.8 million, or 18.2% of sales, compared to $6.6 million, or 16.9% of sales for the same period last year.

For the nine months ended May 31, 2008, gross research and development expenses totaled $23.9 million, or 18.0% of sales, compared to $18.1 million, or 16.5% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2008, the significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year had also a significant and negative effect on our gross research and development expenses as most of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions during the third quarter and the first nine months of fiscal 2008, compared to the same periods last year. Furthermore, Brix Networks and Navtel Communications contributed about one month and two months, respectively, in the third quarter and the first nine months of fiscal 2008, which caused our gross research and development expenses to increase compared to the same periods last year. It should be noted that Brix Networks and Navtel Communications tend to incur a higher percentage of sales for research and development expenses compared to our other product lines as their products are more software-intensive but they deliver higher margins than most of our other product lines. Also, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year.  Finally, during the first quarter of fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that period, causing our expenses of the first nine months of fiscal 2008 to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year, the impacts of the acquisition of Brix Networks and Navtel Communications as well as the severance expenses incurred during the first quarter of fiscal 2008.

For the three months ended May 31, 2008, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.5 million, or 16.6% of gross research and development expenses, compared to $1.3 million, or 19.7% of gross research and development expenses for the same period last year. For the nine months ended May 31, 2008, these tax credits and grants were $4.3 million, or 18.1% of gross research and development expenses, compared to $3.7 million, or 20.6% of gross research and development expenses for the same period last year.

The increase in the dollar amount of our tax credits and grants in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year is directly related to the increase in our gross research and development expenses as we were entitled to the same tax credits and grants programs. However, the decrease of research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits was lower than the same periods last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities carried outside Canada are not entitled to tax credits.

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For the first nine months of fiscal 2008, 36.7% of our sales originated from products that have been on the market for two years or less, which is above our stated goal of 30% for fiscal 2008.

For fiscal 2008, we expect that our research and development expenses will increase at a higher rate than the growth in our sales given our focus on innovation, with the addition of Brix Networks and Navtel Communications, considering the high software content of their products, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world with the recent establishment of a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2008, amortization of property, plant and equipment was $1.1 million, compared to $737,000 for the same period last year. For the nine months ended May 31, 2008, amortization expenses amounted to $3.0 million, compared to $2.2 million for the same period last year. The recent start-up of our own manufacturing and research and development facilities in China and India, the upgrade of our IT system, and the impacts of the acquisition of Brix Networks and Navtel Communications, which contributed about one month and two months in the third quarter, respectively, and the first nine months of fiscal 2008, resulted in an increase in our amortization expenses during the third quarter and the first nine months of fiscal 2008 compared to the same periods last year. In addition, the increase in the average value of the Canadian dollar versus to the US dollar in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2008, amortization of intangible assets was $1.0 million, compared to $653,000 for the same period last year. For the nine months ended May 31, 2008, amortization of intangible assets was $2.5 million, compared to $2.2 million for the same period last year. The increase in the average value of the Canadian dollar versus to the US dollar in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year, contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars. In addition, upon the acquisition of Brix Networks, we recorded intangible assets, which were amortized about a month in the third quarter and the first nine months of fiscal 2008, which contributed to further increase our amortization expenses year-over-year.

INTEREST INCOME

For the three months ended May 31, 2008, interest income amounted to $964,000, compared to $1.2 million for the same period last year. The decrease in interest income in the third quarter of fiscal 2008 compared to the same period last year is mainly due to the decrease of our cash and short-term investments following the cash payment of $40.9 million made during the quarter for the acquisitions of Brix Networks and Navtel Communications,  the redemption of share capital for $3.2 million in accordance with our share buy-back program as well as the general reduction in interest rates year-over-year. For the nine months ended May 31, 2008, interest income amounted to $4.1 million, compared to $3.5 million for the same period last year. The increase in our interest income in the first nine months of fiscal 2008, compared to the same periods last year, and despite the decrease, in the third quarter, of our cash position following the cash payment for the two business combinations completed in the third quarter and the redemption of share capital, is due in part to the increase in interest rates year-over-year and cash flows provided by operating activities during the period. Furthermore, the increase in the average value of the Canadian dollar, compared to the US dollar year-over-year contributed to the increase in our interest income during the first nine months of fiscal 2008, compared to the same period last year, as it is denominated in Canadian dollars. Finally, during the first nine months of fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

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FOREIGN EXCHANGE GAIN (LOSS)

For the three months ended May 31, 2008, the foreign exchange loss amounted to $59,000, compared to $628,000 for the same period last year.

For the nine months ended May 31, 2008, the foreign exchange loss amounted to $907,000 compared to a foreign exchange gain of $107,000 for the same period last year.

During the third quarter of fiscal 2008, the value of the Canadian dollar was relatively stable (close to par) compared to the US dollar. This resulted in a limited foreign exchange loss of $59,000 during that period. In fact the period-end value of the Canadian dollar slightly increased 1.4% in the third quarter of fiscal 2008, compared to the previous quarter.

During the third quarter of fiscal 2007, the value of the Canadian dollar increased 9.4% quarter-over-quarter, compared to the US dollar, which resulted in a significant foreign exchange loss of $628,000 during that period.

During the first nine months of fiscal 2008, the value of the Canadian dollar significantly increased compared to the US dollar, which resulted in a significant foreign exchange loss of $907,000 during that period. In fact, the period-end value of the Canadian dollar for the first nine months of fiscal 2008 increased 6.3%, compared to August 31, 2007.

During the first nine months of fiscal 2007, the Canadian dollar fluctuated up and down compared to the US dollar, and overall, this resulted in a limited exchange gain of $107,000.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. Consequently, the increase in the average value of the Canadian dollar in the third quarter and the first nine months of fiscal 2008, compared to the same periods last year, resulted in a negative impact on our financial results. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year.  In fact, the average value of the Canadian dollar compared to the US dollar in the third quarter of fiscal 2008 was CA$1.0047 = US$1.00 versus CA$1.1348 = US$1.00 during the same period last year, representing an increase of 12.9% in the average value of the Canadian dollar compared to the US dollar year-over-year.  During the first nine months of fiscal 2008, the average value of the Canadian dollar compared to the US dollar was CA$1.0005 = US$1.00 versus CA$1.1425 = US$1.00 during the same period last year, representing an increase of 14.2% in the average value of the Canadian dollar compared to the US dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended May 31, 2008, we reported an income tax recovery of $2.8 million compared to an income tax expense of $874,000 for the same period last year.

For the nine months ended May 31, 2008, we reported an income tax recovery of $523,000 compared to an income tax expense of $2.5 million for the same period last year.

We recorded a full valuation allowance against our future income tax assets until August 31, 2007, and most of our income tax expenses of prior periods represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statements of earnings. However, on August 31, 2007, we recorded a future income tax recovery of $24.6 million for the reversal of a portion of our valuation allowance at the Canadian federal and provincial levels and at the US federal level. Consequently, in the third quarter and the first nine months of fiscal 2008, our income tax recovery was affected by the recognition of future income taxes in some tax jurisdictions, compared to the same periods last year.

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As mentioned above, for the three months ended May 31, 2008, we reported an income tax recovery of $2.8 million on earnings before income taxes and extraordinary gain of $5.4 million. During the third quarter of fiscal 2008, considering the expected positive impacts of the acquisitions of Brix Networks and Navtel Communications will have on future years’ taxable income of our US subsidiaries (federal level) and because actual taxable income of these subsidiaries is higher than expected, we concluded that is was more likely than not that all future income taxes of our consolidated US group would be recovered. Consequently, we reversed the valuation allowance previously recorded against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that was reversed during the quarter, and that was attributable to the impacts of the acquisitions of Brix Networks and Navtel Communications, in the amount of $1.6 million and $652,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remaining of the reversal, in the amount of $5.3 million, has been recorded in the income taxes in the statements of earnings for the three and the nine months ended May 31, 2008. Excluding this unusual tax recovery, we would have reported an income tax expense of $2.5 million on earnings before income taxes and extraordinary gain of $5.4 million, for an effective income tax rate of 47.4%. In fact, during the third quarter of fiscal 2008, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenues were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we utilized previously unrecognized future income tax assets, mainly in the United States. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, whose taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate.

For the nine months ended May 31, 2008, we reported an income tax recovery of $523,000 on earnings before income taxes and extraordinary gain of $11.6 million. The distortion between income taxes and earnings before income taxes and extraordinary gain for that period can be explained by the following factors. First and as previously mentioned, during the third quarter of fiscal 2008, we reversed the valuation allowance previously recorded in our US subsidiaries (US federal Level), which resulted in an unusual income tax recovery of $5.3 million during the first nine months of fiscal 2008. In addition, on December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government were enacted. Therefore, our Canadian federal future income tax assets decreased by $1.5 million and generate a one-time future income tax expense for the same amount during the first nine months of fiscal 2008. However, during the second quarter of fiscal 2008, based on these new enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, tax deductions, timing differences and R&D tax credits to minimize income taxes payable on future years’ taxable income, by amending our prior year’s income tax returns to create a net operating loss to be carried back to prior years, which will release previously used research and development tax credits. This resulted in an increase of our tax-related assets of $2.7 million and a one-time income tax recovery for the same amount during the first nine months of fiscal 2008. Excluding these three unusual tax items, we would have reported an income tax expense of $6.0 million on earnings before income taxes and extraordinary gain of $11.6 million, for an effective income tax rate of 51.9%. In fact, during the first nine months of fiscal 2008, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenues were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss, and we utilize previously unrecognized future income tax assets. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, whose taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate.

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For the three and the nine months ended May 31, 2007 and 2008, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2008	Three months ended May 31, 2007	Nine months ended May 31, 2008	Nine months ended May 31, 2007

	(unaudited)		(unaudited)

Income tax provision at combined Canadian federal and provincial statutory tax rate	$1,638,000	$1,104,000	$3,618,000	$3,616,000

Increase (decrease) due to:
Income taxed at different rates	97,000	(13,000)	174,000	20,000
Non-taxable income	(30,000)	(48,000)	(401,000)	(143,000)
Non-deductible expenses	233,000	142,000	823,000	588,000
Change in tax rates	–	–	1,522,000	290,000
Change in tax strategy	–	–	(2,715,000)	–
Foreign exchange effect of translation of foreign integrated subsidiaries	33,000	(13,000)	227,000	73,000
Other	(113,000)	(167,000)	278,000	(127,000)
Recognition of previously unrecognized future income tax assets	(5,324,000)	–	(5,324,000)	–
Utilization of previously unrecognized future income tax assets	–	(511,000)	(1,881,000)	(2,510,000)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	686,000	379,000	3,156,000	702,000

Income tax expense (recovery)	$(2,780,000)	$874,000	$(523,000)	$2,509,000

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at May 31, 2008, cash and short-term investments totalled $96.5 million, while our working capital was at $155.1 million. Our cash and short-term investments decreased $46.3 million in the third quarter of fiscal 2008, compared to the previous quarter, mainly due to the cash payments of $40.9 million, $1.4 million and $3.2 million for the acquisitions of Brix Networks and Navtel Communications, the purchases of capital assets and the redemption of share capital, respectively. We also recorded an unrealized foreign exchange loss on our cash and short-term investments of $2.0 million. On the other hand, operating activities generated cash flows of $1.3 million. The $2.0 million unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the accumulated other comprehensive income in the balance sheet.

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Our short-term investments consist of commercial paper and bank acceptances issued by eight (eight as of February 29, 2008) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debt instruments are expected to be affected by a liquidity risk; 37% of our short-term investments represent bank acceptances and none of our commercial paper represents asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash contingent consideration payable for the acquisition of Brix Networks. In addition to these assets, we have unused available lines of credit of $6.1 million for working capital and other general corporate purposes and an unused line of credit of $11.6 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $1.3 million for the three months ended May 31, 2008, compared to cash flows used of $2.6 million for the same period last year. Cash flows provided by operating activities in the third quarter of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $7.3 million offset in part by the negative net change in non-cash operating items of $6.0 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $1.8 million of our income tax and tax credits recoverable as well as the increase of $3.6 million of our inventories. The increase in our income taxes and tax credits is mainly due to the increase of our tax credits recoverable that were earned during the quarter but not yet recovered. The increase in our inventories resulted from expected increased sales activities for the next quarter.

Cash flows provided by operating activities were $8.1 million for the nine months ended May 31, 2008, compared to $7.7 million for the same period last year. Cash flows provided by operating activities in the first nine months of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $26.1 million, offset in part by the negative net change in non-cash operating items of $18.0 million; this negative net change in non-cash operating items was mainly due to the negative effect on cash of the $11.4 million increase in our income taxes and tax credits recoverable, the $2.9 million increase in our inventories as well as the $3.1 million decrease in our accounts payable and accrued liabilities. The increase in our income taxes and tax credits recoverable is mainly due to the increase of our tax credits recoverable following the change in our tax strategy explained elsewhere in this document. This increase was for the most part offset by the positive effect on cash of the decrease of our future income tax assets, which also resulted from the change in the tax strategy. The increase in our income taxes and tax credits recoverable is also due to tax credits earned during the period but not yet recovered. The increase in our inventories resulted from expected increased sales activities for the next quarter. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Investing Activities

Cash flows provided by investing activities amounted to $323,000 for the three months ended May 31, 2008, compared to cash flows used of $1.2 million during the same period last year. In the third quarter of fiscal 2008, we disposed of $42.6 million worth of short-term investments to pay for the cash consideration of $40.9 million for the two business combinations closed during the quarter. On the other hand, we paid $1.4 million for the purchase of capital assets. During the corresponding period last year, we acquired $840,000 worth of short-term investments and paid $1.9 million for the purchase of capital assets. However, we received $1.6 million following the sale of capital assets.

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Cash flows used by investing activities were $3.8 million for the nine months ended May 31, 2008, compared to $9.2 million for the same period last year. In the first nine months of fiscal 2008, we disposed of $42.2 million worth of short-term investments to pay for the cash consideration of $40.9 million for the two business combinations closed during the period. On the other hand, we paid $5.1 million for the purchase of capital assets. During the corresponding period last year, we acquired $8.4 million worth of short-term investments and paid $3.5 million for the purchase of capital assets. On the other hand, during that same period, we received $2.8 million following the sale of capital assets.

Financing activities

Cash flows used by financing activities amounted to $2.4 million for the third quarter of fiscal 2008, compared to cash flows provided of $63,000 during the same period last year. During the third quarter of fiscal 2008, we redeemed share capital for a cash consideration of $3.2 million. However, our bank loan increased $786,000 during that period. Cash flows used by financing activities were $1.8 million for the first nine months of fiscal 2008, compared to cash flows provided of $495,000 during the same period last year. During the first nine months of fiscal 2008, we redeemed share capital for $3.4 million. However, our bank loan increased $1.5 million. During the first nine months of fiscal 2007, cash flows provided by financing activities were mainly due to the exercise of stock options for $573,000.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2008, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June to August 2008	$8,800,000	1.1154
September 2008 to March 2010	$27,400,000	1.0832

As at May 31, 2008, the fair value of our forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to unrealized gains of $2.7 million ($3.7 million as at February 29, 2008). The short-term portion of the unrealized gains was recorded in other receivable in the balance sheet as at May 31, 2008.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

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On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period.  Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2008.

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SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at June 26, 2008, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 31,856,324 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,726,625 as at May 31, 2008. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2008:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (five individuals)	194,375	11%	$6.23
Management and Corporate Officers (eight individuals)	212,139	11%	$14.49

	586,156	32%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	85,460	11%
Management and Corporate Officers (ten individuals)	238,069	30%

	323,529	41%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	92,722	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2008, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at May 31, 2008, our letters of guarantee amounted to $8.4 million; these letters of guarantee expire at various dates through fiscal 2011 and the full amount was reserved from one of our lines of credit. Our forward exchange contracts are described above.

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VARIABLE INTEREST ENTITY

As of May 31, 2008, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test, measurement and monitoring industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, namely the setup of manufacturing facilities in China and a software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, and the successful setup and activation of new operations in China and India.

Also, while strategic acquisitions, like those we have made in the past, those closed during the third quarter of fiscal 2008 and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

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For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.exfo.com or www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Q3-FY08	Q2-FY08	Q1-FY08	Q4-FY07

Sales	$48,581	$43,281	$40,985	$42,975
Cost of sales	$19,004	$18,060	$18,144	$18,109
Gross margin	$29,577	$25,221	$22,841	$24,866
Earnings from operations	$4,458	$3,635	$302	$9,102
Earnings (loss) before extraordinary gain	$8,143	$4,024	$(93)	$33,484
Net earnings (loss)	$11,179	$4,024	$(93)	$33,484
Basic earnings (loss) before extraordinary gain	$0.12	$0.06	$(0.00)	$0.49
Diluted earnings (loss) before extraordinary gain	$0.12	$0.06	$(0.00)	$0.48
Basic net earnings (loss) per share	$0.16	$0.06	$(0.00)	$0.49
Diluted net earnings (loss) per share	$0.16	$0.06	$(0.00)	$0.48

	Q3-FY07	Q2-FY07	Q1-FY07	Q4-FY06

Sales	$39,205	$35,207	$35,547	$35,733
Cost of sales	$16,828	$14,970	$15,229	$16,318
Gross margin	$22,377	$20,237	$20,318	$19,415
Earnings from operations	$2,840	$2,081	$2,759	$2,363
Net earnings	$2,574	$2,684	$3,533	$2,910
Basic and diluted net earnings per share	$0.04	$0.04	$0.05	$0.04

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